May 16, 2005	Joel F. Freedman
(617) 951-7309
jfreedman@ropesgray.com

VIA OVERNIGHT COURIER AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: David Ritenour, Special Counsel

Re: Microvision, Inc. (File No. 333-123902)

Dear Mr. Ritenour:

On behalf of Microvision, Inc. (the “Company”), I am writing to respond to the staff’s comments in your letter to Thomas M. Walker’s attention dated April 28, 2005 (the “Comment Letter”) relating to the Form S-3 registration statement (the “Registration Statement”) filed by the Company on April 6, 2005.

Set forth below are responses to the specific comments made in the Comment Letter.

Form S-3

General

1.	Comment: We note that holders of your senior secured exchangeable convertible notes have the right to elect to convert their notes into shares of your common stock or into shares of common stock of Lumera Corporation that you currently hold. Given these future elections, please supplementally explain why the registration of the resale of the shares of your common stock that may be received by the note holders at this time is consistent with our guidance regarding PIPE transactions set forth in paragraph (b) of Telephone Interpretation No. 3S included in the Securities Act section of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

Response: In paragraph (b) of Telephone Interpretation 3S included in the Securities Act section of the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations, the staff states that it will not object if (i) an issuer registers the resale of securities prior to their issuance if the issuer has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible

United States Securities and Exchange Commission
Attention: David Ritenour	May 16, 2005

security itself) to the investor, and (ii) the investor is at market risk at the time of filing of the resale registration statement. This paragraph goes on to state that the staff’s PIPE’s analysis “applies to the convertible security, not to the underlying stock.” The Company’s Convertible Notes offering falls squarely within this interpretation. The sale of the Convertible Notes was completed prior to the filing of the Registration Statement. The sale of the Convertible Notes to the investors was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D. Each investor represented that it was an “accredited investor” as defined in Rule 501(a) of Regulation D and made other customary representations as to its financial sophistication and its investment intent. The Convertible Notes were not offered by any form of general solicitation or advertising. They were issued with customary transfer restrictions and bore customary related restrictive legends. The securities acquired on conversion or exchange are also restricted. The Convertible Note holders became at risk on March 11, 2005, well in advance of the filing of the Registration Statement, when they paid the total consideration for the Convertible Notes and related warrants. The conversion/exchange rates were fixed, either at a predetermined fixed price if at the investors’ option, or at a market-based price if, at the Company’s option, it elects to pay principal or interest in stock. Paragraph (a) of Telephone Interpretation No. 3S provides that a Form S-3 Registration Statement could be used to register the resale of securities issuable on conversion of outstanding convertible securities, even if the conversion rate is based on the trading price of the underlying shares at the time of conversion.

The Company acknowledges that Telephone Interpretation 3S does not deal with instances where the holder of the privately placed security has a choice in addition to the conversion into the issuer’s stock. We believe that this additional choice does not change the analysis of whether the offering of the Convertible Notes and underlying Company common stock can qualify as a PIPE transaction. The resale of stock of the issuer issuable on conversion of a note and the resale of stock of another issuer transferable on exchange of a note have both been permitted to be registered in PIPE transactions. In any case with a convertible or exchangeable security, the holder of the underlying security has ongoing rights in the future to decide between different capital options – continuing to hold debt and receiving cash or receiving equity. In any event, the investor has struck the economic deal at the time of the closing—the consideration has been paid, the investor is at risk, and the investor’s choices are fixed—and the sale is complete. The fact that the investor can choose between two types of equity should not affect the ability to register the resale of the equity on conversion where the sale of the convertible notes is complete prior to the registration. Accordingly, the Company believes that registration of the resale of the shares of its common stock that may be received by the note holders on conversion of the notes is consistent with the guidance regarding PIPE transactions set

United States Securities and Exchange Commission
Attention: David Ritenour	May 16, 2005

forth in paragraph (b) of Telephone Interpretation No. 3S included in the Securities Act section of the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations.

Registration Fee Table

2.	Comment: Please supplementally provide us with a detailed explanation of how you calculated the number of shares of common stock to be registered. Please note that we may have further comments once we have the opportunity to review your response.

Response: The number of shares of common stock registered equaled 130% of the sum of (i) the number of shares of common stock that would be issued in accordance with the terms of the Convertible Notes assuming no Convertible Notes are converted or exchanged, and principal and interest are paid on the respective due date in shares of the Company’s common stock using the interest rate on April 5, 2005, the day before the filing, and setting the applicable conversion rates for such payments as of that date, and (ii) the number of shares of common stock issuable on exercise of all of the related warrants. This number represented a good faith estimate by the Company of the maximum number of shares issuable in accordance with the Convertible Notes and was negotiated and agreed to by the Company with the investors. The Company notes that the trading price of the Company’s Common Stock has been very volatile, trading at prices ranging from below $4.00 to nearly $11.00 over the past two years (with prices ranging from below $4.25 to over $6.25 over just the past three months). The Company notes that in the short period since filing the Registration Statement on April 6, 2005, the Company’s Common Stock has traded as low as $4.15, a 23% decrease from the closing price on April 5, 2005.

The Company will provide the Staff with spreadsheets showing the actual calculations if that would be useful.

Private Placement of Notes and Warrants – Page 9

3.	Comment: We note your disclosure that you issued senior secured exchangeable convertible notes in the aggregate principal amount of $10.0 million and warrants to purchase shares of your common stock for an aggregate purchase price of $10.0 million. We also note your disclosure in the last paragraph of this section that the warrants are exercisable for 462,330 shares of your common stock at an exercise price of $6.84 per share, implying that the aggregate amount of capital that you would raise if all of the warrants were exercised at the stated exercise price would be approximately $3.16 million. Please revise your disclosure so that the following is clear to your investors:

•	The aggregate amount your received as purchase consideration as a result of the issuance of the senior, secured exchangeable convertible notes and the warrants; and

United States Securities and Exchange Commission
Attention: David Ritenour	May 16, 2005

•	The aggregate amount that you would be entitled to receive upon exercise of the warrants (assuming that all of the warrants are exercised at the exercise price indicated in your disclosure).

Response: Additional disclosure has been added to the referenced section indicating that the aggregate amount of capital that the Company would raise if all of the warrants were exercised at the stated exercise price would be approximately $3.16 million. The Company notes that such disclosure has also been included under “Use of Proceeds.”

4.	Comment: Please clarify when the convertible notes may be converted by the holders into shares of your common stock or exchanged by the holders for shares of Lumera common stock.

Response: The clarification has been added.

5.	Comment: Please clarify when and at what intervals the accrued interest on and the principal of the convertibles notes becomes payable.

Response: The additional disclosure has been added.

6.	Comment: Please revise to clarify the conditions under which you would have the option to pay the outstanding principal of and accrued interest on the convertible notes with shares of your common stock or shares of Lumera common stock. Please also clarify the conditions (other than the condition that your common stock trade at or above $11.97 for a prescribed period) under which you would have the right to mandatorily convert the convertible notes into shares of your common stock.

Response: The additional disclosure has been added.

*        *        *        *

I have enclosed revised drafts of the Form S-3 marked to show changes made in response to the Comment Letter, as described above.

Thank you for your assistance and timely review of the filing.

Very truly yours,

/s/ Joel F. Freedman
Joel F. Freedman

cc:	Timothy Buckmiller

Thomas Walker

Christopher Austin

Thomas Mila